HBOS plc

02 JUN 19 AM 11:47

10th June 2002

Halifax Group

The Mound
EDINBURGH
EH1 1YZ

Direct Line 0131 243 5586
Fax No 0131 243 5516

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Your Ref: 82/3240 and 82/5003

02042017

PROCESSED
JUN 2 6 2002
THOMSON
FINANCIAL

SUPPL

Exemption

Dear Sirs,

I enclose documents either sent to shareholders or made available to the public during the period 1st May to 31st May 2002.

Announcements made to the London Stock Exchange:-

01.05.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - Sold 162,926 ordinary shares in Lattice Group PLC at £1.8538 per share. Total owned or controlled 75,390,126 (2.15%)
01.05.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - Sold 40,940 ordinary shares in National Grid PLC at £4.9138 per share. Total owned or controlled 36,155,549 (2.03%)
01.05.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - Sold 79,631 ordinary shares in Innogy Holdings PLC at £2.73 per share. Total owned or controlled 14,137,347 (1.26%)
01.05.02	Director Shareholding. 3,489 shares were released from the Halifax Group plc Long term Executive Bonus Scheme by HBOS plc Employee Trust Limited on 30.04.02
03.05.02	Halifax House Price Index - April 2002
03.05.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - sold 23,000 ordinary shares in National Grid PLC at £4.9975 per share. Total owned or controlled 36,131,661 (2.03%)
03.05.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - sold 888 ordinary shares in National Grid PLC at £4.92 per share. Total owned or controlled 36,154,661 (2.03%)
03.05.02	As at 1st May 2002 Legal & General Investment Management Limited no longer had material interest in HBOS plc ordinary shares of 25p each
09.05.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - sols 2,700 ordinary shares in Lattice Group plc at £1.9238 per share. Total owned or controlled 75,385,674 (2.15%)
09.05.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - sold 700 ordinary shares in National Grid plc at £5.0588 per share. Total owned or controlled 35,508,554 (2.00%)
10.05.02	Director Shareholding - Halifax Group plc Long Term Executive Bonus Scheme.
10.05.02	Director Shareholding.
10.05.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - bought 2,111 ordinary shares in Lattice Group plc at £1.91 per share. Total owned or controlled 75,387,785 (2.15%)
10.05.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - bought £1,070 ordinary shares in National Grid Group plc at £5.08 per share. Total owned or controlled 35,509,624 (2.00%)
13.05.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - Sold 10,000 ordinary shares in Brake Brothers at £8.07 per share. Total owned or controlled 1,497,482 (2.87%)
15.05.02	HBOS AGM Statement
15.05.02	Result of HBOS AGM

dlw 6/19

15.05.02	De Vere Group plc has been notified that HBOS plc has a material interest in the shares of the company which is now 4,815,356 (4.29%)
16.05.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - Sold 16,838 ordinary shares in Britannic Group plc at £7.36 per share. Total owned or controlled 8,096,654 (4.12%)
16.05.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - Transfer Out 10,481 ordinary shares in Britannic Group PLC. Total owned or controlled 8,114,172 (4.13%)
16.05.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - sold 661 ordinary shares in Innogy Holdings PLC at £2.74 per share. Total owned or controlled 14,241,882 (1.27%)
16.05.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - sold 38,861 ordinary shares in National Grid PLC at £5.1025 per share. Total owned or controlled 35,450,665 (1.99%)
16.05.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - sold 89,335 ordinary shares in Lattice Group PLC at £1.8588 per share. Total owned or controlled 75,298,068 (2.15%)
17.05.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - sold 500,000 ordinary shares in National Grid plc at £5.07 per share. Total owned or controlled 34,950,665 (1.97%)
17.05.02	HBOS AGM Resolution Document has been submitted to UKLA
20.05.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - sold 1,000,000 ordinary shares in North Atlantic Smaller Co. Resultant total held 1,880,000 (16.94%)
20.05.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - Bought 19,000 ordinary shares in National Grid plc at £5.07 per share. Total owned or controlled 34,969,665 (1.97%)
20.05.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - Bought 52,000 ordinary shares in Lattice Group plc at £1.8562 per share. Total owned or controlled 75,350,068 (2.14%)
20.05.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - Bought 15,000 ordinary shares in Britannic Group PLC at £7.40 per share. Total owned or controlled 8,105,694 (4.13%)
20.05.02	Dealings by Substantial Shareholders.HBOS plc and its subsidiaries have a material interest in Davis Service Group PLC. Material interest is now 7,521,176 (3.79%)
21.05.02	Halifax Group Pref Securities. Halifax Group plc notified holders of the €415,000,000 Fixed to Floating Rate Guaranteed Non-voting Non-cumulative Preferred Securities and the holders of the £245,000,000 7.881 per cent.
21.05.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - sold 100,000 ordinary shares in Cenes Pharmaceuticals PLC at £0.08 per share. Total owned or controlled 3,360,262 (1.97%)
22.05.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - sold 50,000 ordinary shares in United Utilities PLC at £6.61 per share. Total owned or controlled 22,345,686 (4.02%)
23.05.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - sold 20,331 ordinary shares in P & O Princess Cruises at £4.5913 per share. Total owned or controlled 6,995,828 (1.01%)
23.05.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - sold 346 ordinary shares in P & O Princess Cruises at £4.62 per share. Total owned or controlled 7,015,693 (1.01%)
23.05.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - sold 60,228 ordinary shares in National Grid Group PLC at £5.0875 per share. Total owned or controlled 35,109,437 (1.98%)
23.05.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - sold 149,502 ordinary shares in Lattice Group PLC at £1.8525 per share. Total owned or controller 75,200,566 (2.13%)
24.05.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - sold 979 ordinary shares of National Grid Group PLC at £5.09 per share. Total owned or controlled 35,108,458 (1.98%)
24.05.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - sold 17,500 ordinary shares in Lattice Group PLC at £1.835 per share and 547,106 ordinary shares in Lattice Group PLC at £1.8263 per share. Total owned or controlled 74,633,271 (2.12%)
24.05.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - sold 2,689 ordinary shares in Lattice Group PLC at £1.8375 per share. Total owned or controlled 75,197,877 (2.13%)
24.05.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - sold 293,455 ordinary shares in National Grid Group PLC at £5.0375 per share. Total owned or controlled 34,815,003 (1.96%)

24.05.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - sold 104,271 ordinary shares in Britannic Group PLC at £7.15 per share. Total owned or controlled 8,001,423 (4.07%)
24.05.02	Dealings by substantial shareholders - House of Fraser PLC. Total holding following notification 8,854,494
27.05.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - sold 150,293 ordinary shares in Lattice Group plc at £1.8375 per share. Total owned or controlled 74,482,978 (2.11%)
27.05.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - bought 675,000 ordinary shares in P & O Princess Cruises at £4.495 per share. Total owned or controlled 7,017,487 (1.01%)
28.05.02	Notification under Section 198 of the Companies Act that HBOS plc and subsidiaries hold 65,907,113 (6.09%) shares in British Airways plc
28.05.02	Dealings by substantial shareholders - Senior PLC - Total holding following notification 12,361,671 (4.02%)
28.05.02	Share Dividend Plan Circular has been submitted to the UKLA
29.05.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - Bought 6,000 ordinary shares in National Grid Group plc at £5.0280 per share. Total owned or controlled 34,821,003 (1.96%)
29.05.02	Great Portland Estates received notification that HBOS hold 20,337,135 ordinary shares of 50p each (10.01%)
30.05.02	34,065,907 ordinary 25p shares have been issued pursuant to HBOS plc final dividend for the period ended 31 December 2001
30.05.02	1695 Trustees Ltd disposed of 727 shares. Total holding following notification 9,947,703 ordinary shares of 25p (0.26%)
31.05.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - Bought 9,000 ordinary shares in Brake Brothers at £7.8679 per share. Total owned or controlled 1,506,482 (2.87%)
31.05.02	Dealings by Directors - A J Hobson - purchase of 1,000 HBOS plc Ordinary Shares .
31.05.02	Dealings by Directors - M H Ellis - purchase of 930 HBOS plc Ordinary Shares under Share Dividend Plan.

Documents lodged at Companies House:

5 Form 88(2)'s – Return of Allotment of	126,983	Shares registered on 01.05.02
2 Form 88(2)'s – Return of Allotment of	41,832	Shares registered on 08.05.02
1 Form 88(2)'s – Return of Allotment of	7,685	Shares registered on 09.05.02
1 Form 88(2)'s - Return of Allotment of	17,000	Shares registered on 13.05.02
1 Form 88(2)'s – Return of Allotment of	4,478	Shares registered on 15.05.02
5 Form 88(2)'s – Return of Allotment of	20,461	Shares registered on 16.05.02
1 Form 88(2)'s – Return of Allotment of	27,000	Shares registered on 17.05.02
3 Form 88(2)'s - Return of Allotment of	11,767	Shares registered on 22.05.02
1 Form 88(2)'s – Return of Allotment of	10,697	Shares registered on 28.05.02
1 Form 88(2)'s – Return of Allotment of	10,861	Shares registered on 29.05.02
1 Form 88(2)'s – Return of Allotment of	56,351	Shares registered on 31.05.02
1 Form 88(2)'s - Return of Allotment of	776	Shares registered on 31.05.02
1 Form 88(2)'s - Return of Allotment of	34,065,907	Shares registered on 31.05.02 *

* The list of shareholders for this specific Return was provided to Companies House on CD - should you require the full list please advise and we will arrange for a further CD/paper copy of the list to be provided. The allotments represent shares issued to existing shareholders who chose to receive shares instead of cash in respect of the final dividend for the period ended 31st December 2001.

/...

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Kenny Melville
Company Secretarial Assistant

RNS Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Lattice Group PLC
Released	12:42 1 May 2002
RNS Number	3707V

RNS Number:3707V
HBOS PLC
1 May 2002

Date of Disclosure 01/05/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 30/04/02

Dealing in LATTICE GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP0.10

2) Amount bought	Amount sold	Price per unit
	162,926	£1.8538

3) Resultant total of the same class owned or controlled
(and percentage of class) 75,390,126 (2.15%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation CLERICAL MEDICAL INVESTMENT GROUP

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number PRAFUL JADAV 0207 321 1245

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

RNS Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Group
Released	12:44 1 May 2002
RNS Number	3706V

RNS Number:3706V
HBOS PLC
1 May 2002

Date of Disclosure 01/05/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 30/04/02

Dealing in NATIONAL GRID PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought	Amount sold	Price per unit
	40,940	£4.9138

3) Resultant total of the same class owned or controlled
(and percentage of class) 36,155,549 (2.03%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation CLERICAL MEDICAL INVESTMENT GROUP

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Innogy Hldgs PLC
Released	13:12 1 May 2002
RNS Number	3719V

RNS Number:3719V
HBOS PLC
1 May 2002

Date of Disclosure 01/05/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 30/04/02

Dealing in INNOGY HOLDINGS PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought	Amount sold	Price per unit
	75,822(a) 3,809(b)	£2.73

3) Resultant total of the same class owned or controlled
(and percentage of class) 14,137,347 (1.26%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation

(a) CLERICAL MEDICAL INVESTMENT GROUP
(b) BANK OF SCOTLAND

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also

identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

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RNS Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	13:43 1 May 2002
RNS Number	3746V

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

Halifax Group plc Long Term Executive Bonus Scheme (the 'Scheme')

The Company has received notification that 3,489 shares were released from the Scheme by HBOS plc Employee Trust Limited (the 'Trustee') on 30th April 2002.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 1,884,251 shares still held by the Trustee. They ceased to have an interest in the shares awarded and sold by the Trustee.

END

Company	HBOS PLC
TIDM	HBOS
Headline	April House Price Index
Released	07:00 3 May 2002
RNS Number	4442V

Halifax House Price Index

National Index April 2002

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) **332.9** Monthly Change **0.7%** Annual Change **15.1%**

Standardised Average Price (seasonally adjusted) **£102,851**

- UK house prices rose by 0.7% in April (seasonally adjusted).
- The annual rate of house price inflation in the UK is now 15.1%.
- We expect weaker income growth and higher unemployment to cause house price growth to moderate over the rest of the year.
- First-time buyers are continuing to find it difficult to buy property in many parts of the country as supply shortages and high prices are making house purchase difficult.

Commenting on the figures Gary Styles, Head of Group Economics, said:

"The housing market has been very strong in recent months and the latest figures for April show further significant gains. Our economic assessment, however, is that house price inflation will ease over the course of this year as weaker income growth and higher unemployment reduces consumer confidence.

First-time buyers are continuing to find it difficult to buy property in many parts of the country as supply shortages and high prices are preventing buyers from getting on to the property ladder. However, we expect that an easing in house price inflation in 2002 (particularly in London) will provide some welcome help to this important buyer group."

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Group
Released	13:18 3 May 2002
RNS Number	4894V

RNS Number:4894V
HBOS PLC
3 May 2002

Date of Disclosure 03/05/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 02/05/02

Dealing in NATIONAL GRID PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought / Amount sold / Price per unit

Amount bought	Amount sold	Price per unit
	23,000	£4.9975

3) Resultant total of the same class owned or controlled
(and percentage of class) 36,131,661 (2.03%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation

CLERICAL MEDICAL INVESTMENT GROUP

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Group
Released	13:46 3 May 2002
RNS Number	4896V

RNS Number:4896V
HBOS PLC
3 May 2002

Date of Disclosure 03/05/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 30/04/02

Dealing in NATIONAL GRID PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought	Amount sold	Price per unit
	888	£4.92

3) Resultant total of the same class owned or controlled
(and percentage of class) 36,154,661 (2.03%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation

HALIFAX INVESTMENT FUND MANAGERS LIMITED

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

RNS Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Holding(s) in Company
Released	14:02 3 May 2002
RNS Number	4969V

Notification has today been received by HBOS plc that as at 1st May 2002 Legal & General Investment Management Limited no longer had a material interest in HBOS plc Ordinary Shares of 25p each.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Lattice Group PLC
Released	12:54 9 May 2002
Number	6911V

RNS Number:6911V
HBOS PLC
9 May 2002

Date of Disclosure 09/05/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 08/05/02

Dealing in LATTICE GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought	Amount sold	Price per unit
	2,700	£1.9238

3) Resultant total of the same class owned or controlled
(and percentage of class) 75,385,674 (2.15%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation CLERICAL MEDICAL INVESTMENT GROUP

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 - PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Group
Released	12:55 9 May 2002
Number	6913V

RNS Number:6913V
HBOS PLC
9 May 2002

Date of Disclosure 09/05/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 08/05/02

Dealing in NATIONAL GRID GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought	Amount sold	Price per unit
	700	£5.0588

3) Resultant total of the same class owned or controlled
(and percentage of class) 35,508,554 (2.00%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation CLERICAL MEDICAL INVESTMENT GROUP

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 - PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	15:58 10 May 2002
Number	7695V

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each
pursuant to paragraph 16.13 of the Listing Rules.

Halifax Group plc Long Term Executive Bonus Scheme (the 'Scheme')

The Company has today received notification that 23,861 shares have been released from the Scheme by HBOS plc Employee Trust Limited (the 'Trustee'). Of these, 5,965 shares were sold on 8th May 2002 at £8.165 per share.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 1,860,390 shares still held by the Trustee. They ceased to have an interest in the shares awarded and sold by the Trustee.

END

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:42 10 May 2002
Number	7785V

1) Name of Company:

HBOS plc

2) Name of Director:

Philip Yea

3) Is holding in own name/wife's name or non-beneficial:

(a) own name
(b) spouse

4) Name of registered holder:

(a) and (b) HSDL Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

(a) Director
(b) spouse

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

(a) ISA investment
(b) ISA investment and PEP re-investment

7) Number of shares acquired:

(a) 881
(b) 2,463

8) Percentage of issued class: de minimis

9) Number of shares disposed: N/A

10) Percentage of issued class: N/A

11) Class of security: Ordinary Shares of 25p each

12) Price per share:

(a) 795.26p
(b) 795.39p

13) Date of transaction: 10th May 2002

14) Date company informed: 10th May 2002

15) Total holding following this notification:

9,529 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: de minimis

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Lattice Group Plc
Released	17:49 10 May 2002
Number	7846V

RNS Number:7846V
HBOS PLC
10 May 2002

Date of Disclosure 10/05/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 09/05/02

Dealing in LATTICE GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP0.10

2) Amount bought / Amount sold / Price per unit

Amount bought	Amount sold	Price per unit
2111		£1.91

3) Resultant total of the same class owned or controlled
(and percentage of class) 75,387,785 (2.15%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation HALIFAX INVESTMENT FUND MANAGERS LTD

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Group
Released	17:51 10 May 2002
Number	7847V

RNS Number:7847V
HBOS PLC
10 May 2002

Date of Disclosure 10/05/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 09/05/02

Dealing in NATIONAL GRID GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2)

Amount bought	Amount sold	Price per unit
1070		£5.08

3) Resultant total of the same class owned or controlled (and percentage of class) 35,509,624 (2.00%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation HALIFAX INVESTMENT FUND MANAGERS LTD

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Brake Bros PLC
Released	11:19 13 May 2002
Number	8094V

RNS Number:8094V
HBOS PLC
13 May 2002

Date of Disclosure 13/05/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 10/05/02

Dealing in BRAKE BROTHERS (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought	Amount sold	Price per unit
	10,000	£8.07P

3) Resultant total of the same class owned or controlled
(and percentage of class) 1,497,482 (2.87%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation
CLERICAL MEDICAL INVESTMENT MANAGEMENT LTD

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1311 DONNA FRANKS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

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Company	HBOS PLC
TIDM	HBOS
Headline	HBOS AGM Statement
Released	11:07 15 May 2002
Number	9454V

HBOS AGM Statement

The following is an extract from the statement made by James Crosby, Chief Executive of HBOS plc at the company's Annual General Meeting held today, 15th May 2002, in Edinburgh:-

"Operating and financial performance is in line with expectations with HBOS making a strong start to the year in both product sales and new lending.

In Retail, net mortgage lending is running usefully ahead of our published market share target of 25% and, as expected, mortgage and savings spreads are stable.

In Insurance and Investments, personal lines and bancassurance sales are forging ahead, with the latter delivering overall growth in sales of HBOS investment products, despite continued difficult stock markets.

HBOS's SME initiative in England and Wales is making good progress in line with our ambitious plans for this business.

Corporate Division has maintained the strong momentum built in 2001, although the net asset growth is moderating as we focus increasingly on growing returns.

Overall Retail Banking spreads and Group margins are stable and measures of group asset quality are little changed from last year.

As the year progresses, we expect the wider economy to gather momentum. At the same time activity in the housing market should slow; but with unemployment unlikely to rise significantly, and with a recovery in stockmarkets increasingly overdue, we look forward to stable or improving trading conditions in all our main markets."

Enquiries:

Charles Wycks
Tel: 0131 243 5509
Mobile: 07747 790456

John Hope
Tel: 0131 243 5508
Mobile: 07836 701348

Shane O'Riordain
Tel: 0131 243 7195

Mobile: 07770 544585

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Result of HBOS AGM
Released	14:04 15 May 2002
Number	9600V

Result of HBOS AGM

At the Annual General Meeting of HBOS plc held today 15th May 2002, all of the as set out in the Notice of Meeting dated 28th February 2002 were approved.

At the conclusion of the Annual General Meeting, Lord Simpson retired as a Non Executive Director of HBOS plc. Lord Simpson also retired as a Non Executive Director of each of Bank of Scotland, Halifax Group plc and Halifax plc with effect from the conclusion of the Annual General Meetings of each of these companies which were also held earlier today.

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Company	De Vere Group PLC
TIDM	DVR
Headline	Holding(s) in Company
Released	16:06 15 May 2002
Number	9724V

Legal Department

Direct Telephone : 01928 756057 Direct Fax : 01928 756350 email:david.edwards@devere.co.uk

The Secretary,

The London Stock Exchange,

Company Announcement Office,

Old Broad Street,

LONDON. EC2N.

15 May, 2002

Our Ref : DCE/BDM

Your Ref :

Dear Sirs,

re: De Vere Group Plc

The Company has been notified by Clerical Medical Investment Management Limited, acting on behalf of HBOS Plc, that HBOS Plc and its subsidiaries have a material interest in the shares of the company which is now 4,815,356 which is 4.29% of the shares in issue.

Yours faithfully,

-

-

D.C. Edwards

Chief Legal Adviser and

Company Secretary

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Britannic Group Plc
Released	13:44 16 May 2002
Number	0185W

RNS Number:0185W
HBOS PLC
16 May 2002

Date of Disclosure 16/05/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 15/05/02

Dealing in BRITANNIC GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.05

2) Amount bought	Amount sold	Price per unit
	16,838	£7.36

3) Resultant total of the same class owned or controlled
(and percentage of class) 8,096,654 (4.12%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation
CLERICAL MEDICAL MANAGED FUNDS

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Britannic Group Plc
Released	13:54 16 May 2002
Number	0187W

RNS Number:0187W
HBOS PLC
16 May 2002

Date of Disclosure 16/05/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 09/05/02

Dealing in BRITANNIC GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought	Transfer Out	Price per unit
	10,481	£0

3) Resultant total of the same class owned or controlled (and percentage of class) 8,114,172 (4.13%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation
CLERICAL MEDICAL MANAGED FUNDS

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 Praful Jadav

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Innogy Hldgs Plc
Released	14:57 16 May 2002
Number	0211W

RNS Number:0211W
HBOS PLC
16 May 2002

Date of Disclosure 16/05/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 15/05/02

Dealing in INNOGY HOLDINGS PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought Amount sold Price per unit

Amount bought	Amount sold	Price per unit
	661	£2.74

3) Resultant total of the same class owned or controlled
(and percentage of class) 14,241,882 (1.27%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation BANK OF SCOTLAND

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 - PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

RNS | The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Group
Released	14:58 16 May 2002
Number	0203W

RNS Number:0203W
HBOS PLC
16 May 2002

Date of Disclosure 16/05/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 15/05/02

Dealing in NATIONAL GRID PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought	Amount sold	Price per unit
	5,053 (A) 33,808 (B)	£5.1025

3) Resultant total of the same class owned or controlled
(and percentage of class) 35,450,665 (1.99%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation

(A) CLERICAL MEDICAL INVESTMENT GROUP LTD
(B) CLERICAL MEDICAL MANAGED FUNDS

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 020 7321 1245 - PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Lattice Group Plc
Released	15:03 16 May 2002
Number	0201W

RNS Number:0201W
HBOS PLC
16 May 2002

Date of Disclosure 16/05/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 15/05/02

Dealing in LATTICE GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought	Amount sold	Price per unit
	12,923 (A)	£1.8588
	76,412 (B)	

3) Resultant total of the same class owned or controlled
(and percentage of class) 75,298,068 (2.15%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation
(A) CLERICAL MEDICAL INVESTMENT GROUP LTD
(B) CLERICAL MEDICAL MANAGED FUNDS

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 - PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also

identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Group
Released	10:59 17 May 2002
Number	0688W

RNS Number:0688W
HBOS PLC
17 May 2002

Date of Disclosure 17/05/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 16/05/02

Dealing in NATIONAL GRID PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought	Amount sold	Price per unit
	500,000	£5.07

3) Resultant total of the same class owned or controlled
(and percentage of class) 34,950,665 (1.97%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation
CLERICAL MEDICAL INVESTMENT MANAGEMENT

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	HBOS AGM Resolution Document
Released	13:39 17 May 2002
Number	0866W

HBOS plc

Resolutions Passed at Annual General Meeting on 15 May 2002

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel.no. (0)20 7676 1000

END

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	SAR - North Atlantic Smlr
Released	12:30 20 May 2002
Number	1380W

RNS Number:1380W
HBOS PLC
20 May 2002

FORM SAR 5

Date of disclosure...20/5/02....

DISCLOSURE UNDER NOTE 3 OF RULE 5 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs")

Date of sale....17/5/02...

Sale of.........NORTH ATLANTIC SMALLER CO...................(name of company)

(1) Class of voting shares (eg ordinary shares)	Number of shares/rights over shares sold	If rights over shares sold, as opposed to the shares themselves, specify nature of rights
...ORD 5p............	...1,000,000....shares ....rights	....

(2) Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
....1,880,000......(%)	...............(%)	.....16.94....(%)

(3) Party making disclosure....HBOS PLC.................................

(4) (a) Name of person selling shares or rights over shares THE EQUITABLE LIFE ASSURANCE SOCIETY

and, if different, beneficial owner.............................

(b) Names of any other persons acting by agreement or understanding (see SAR 5).........................

Signed, for and on behalf of the party named in (3) above..................

(Also print name of signatory)....KAERON HERATY............................

Telephone and extension number....0207 321 1139............................

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Tel. No: 020 7382 9026.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Group
Released	13:07 20 May 2002
Number	1398W

RNS Number:1398W
HBOS PLC
20 May 2002

Date of Disclosure 20/05/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 17/05/02

Dealing in NATIONAL GRID PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought	Amount sold	Price per unit
19,000		£5.07

3) Resultant total of the same class owned or controlled
(and percentage of class) 34,969,665 (1.97%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation

CLERICAL MEDICAL INVESTMENT MANAGEMENT

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1229 KYRIACOS MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Lattice Group PLC
Released	13:46 20 May 2002
Number	1401W

RNS Number:1401W
HBOS PLC
20 May 2002

Date of Disclosure 20/05/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 17/05/02

Dealing in LATTICE GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought	Amount sold	Price per unit
52,000		£1.8562

3) Resultant total of the same class owned or controlled
(and percentage of class) 75,350,068 (2.14%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation

CLERICAL MEDICAL INVESTMENT MANAGEMENT

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1229 KYRIACOS MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - BRITANNIC GROUP PLC
Released	14:04 20 May 2002
Number	1395W

RNS Number:1395W
HBOS PLC
20 May 2002

Date of Disclosure 20/05/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 17/05/02

Dealing in BRITANNIC GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.05

2) Amount bought / Amount sold / Price per unit

Amount bought	Amount sold	Price per unit
15,000		£7.40

3) Resultant total of the same class owned or controlled
(and percentage of class) 8,105,694 (4.13%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation

CLERICAL MEDICAL INVESTMENT MANAGEMENT

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1229 KYRIACOS MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

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Company	Davis Service Group PLC
TIDM	DVSG
Headline	Holding(s) in Company
Released	14:51 20 May 2002
Number	1432W

RNS Number:1432W
Davis Service Group PLC
20 May 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

THE DAVIS SERVICE GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE SCHEDULE BELOW FROM HBOS

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

N/A

5) Number of shares/amount of stock acquired.

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

N/A

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES OF 25 PENCE EACH

10) Date of transaction

N/A

11) Date company informed

20.05.2002

12) Total holding following this notification

7,521,176

13) Total percentage holding of issued class following this notification

3.8%

14) Any additional information

15) Name of contact and telephone number for queries

M C HOSKIN
020 7259 6663

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 20.5.2002

LETTER TO: DAVIS SERVICE GROUP PLC

DATED 17th MAY 2002

On behalf of HBOS Plc.

Pursuant to Section 198 of the Companies Act 1985, Section 198, as amended, on behalf of HBOS plc, we give notice that HBOS plc and its subsidiaries have a material interest in the shares of your company as follows:

Sedol	No of Shares	Security class	Fund	- Registered Holder
0257271	1,027,502	Ordinary 25p	1105	Chase Nominees Ltd A/C 11
0257271	2,522,419	Ordinary 25p	2304	Chase Nominees Ltd A/C CM
0257271	1,622,521	Ordinary 25p	2314	Chase Nominees Ltd A/C CM
0257271	417,692	Ordinary 25p	HLBA	Morgan Nominees
0257271	483,863	Ordinary 25p	HLFO	Morgan Nominees
0257271	16,409	Ordinary 25p	HPBA	Morgan Nominees
0257271	15,462	Ordinary 25p	HPFO	Morgan Nominees
0257271	412,293	Ordinary 25p	HXLFE	Morgan Nominees
0257271	16,169	Ordinary 25p	HXPEN	Morgan Nominees
0257271	979,276	Ordinary 25p	JRA INVESCO NET DISTB	HSBC Global Nominees (UK)
0257271	7,570	Ordinary 25p	UK TRA0	CMI UK Tracker Fund

HBOS plc's material interest is now 7,521,176 which is 3.79% of the shares in issue.

LETTER FROM: CLERICAL MEDICAL INVESTMENT MANAGEMENT LIMITED

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Halifax Group Pref Securities
Released	07:00 21 May 2002
Number	1665W

NOT FOR DISTRIBUTION IN THE UNITED STATES

London – 21 May 2002. Halifax Group plc, a subsidiary of HBOS plc ("HBOS"), today notified holders of the €415,000,000 Fixed to Floating Rate Guaranteed Non-voting Non-cumulative Preferred Securities (the "Euro Preferred Securities") and the holders of the £245,000,000 7.881 per cent. Guaranteed Non-voting Non-cumulative Preferred Securities (the "Sterling Preferred Securities") issued by Halifax Group Euro Finance (Jersey) L.P and Halifax Group Sterling Finance (Jersey) L.P respectively (the "Issuers"), each having the benefit of a subordinated guarantee given by Halifax Group plc, in accordance with the terms of the explanatory memorandum relating to the Sterling Preferred Securities (the "Sterling Memorandum") and the explanatory memorandum relating to the Euro Preferred Securities (the "Euro Memorandum") each dated 16 April 2002, that:

- the proposals to substitute HBOS plc for Halifax Group plc as guarantor of, and make certain amendments to the terms of, the Sterling Preferred Securities and related documents (the "Sterling Proposals") received the consent of holders of Sterling Preferred Securities, holding in aggregate 71.6 per cent by liquidation preference of the outstanding Sterling Preferred Securities. To be capable of implementation the Sterling Proposals require the consent of holders of at least two-thirds of the outstanding Sterling Preferred Securities. Accordingly, the necessary consent to the Sterling Proposals has been obtained;

- the proposals to substitute HBOS plc for Halifax Group plc as guarantor of, and make certain amendments to the terms of , the Euro Preferred Securities and related documents (the "Euro Proposals") received the consent of holders of Euro Preferred Securities, holding in aggregate 59.7 per cent by liquidation preference of the outstanding Euro Preferred Securities. To be capable of implementation the Euro Proposals require the consent of holders of at least two-thirds of the outstanding Euro Preferred Securities. Accordingly, the necessary consent of relevant holders to the Euro Proposals has not yet been obtained;

- the time by which consent may be given to the Euro Proposals has been extended in accordance with the Euro Memorandum until **5.00 pm (London time) on 7 June 2002** or such earlier date on which the requisite consent of holders of the Euro Preferred Securities has been received to enable those holders of the Euro Preferred Securities who have not given their consent to the Euro Proposals further time to give such consent. Provided the requisite consents and other pre-conditions to implementation as set in the Euro Memorandum are satisfied, it is anticipated that the Euro Proposals will be implemented and take effect on or about 1 July 2002. Halifax Group plc and Halifax Group Management (Jersey) Limited will notify the holders of the Euro Preferred Securities as soon as practicable after 7 June 2002 or such earlier date on which the requisite consent of holders of the Euro Preferred Securities has been received, whether such requisite consents have been obtained and such other pre-conditions have been satisfied, in accordance with the Euro Memorandum. Each date mentioned in this paragraph is subject to further extension;

- any Sterling Preferred Securities which are presently held in blocked securities accounts with Euroclear and/or Clearstream, Luxembourg are, from 22 May 2002, unblocked. The decision as to whether or not to proceed with the implementation of the Sterling Proposals remains at the discretion of Halifax Group plc and Halifax Group Management (Jersey) Limited. If Halifax Group plc and Halifax Group Management (Jersey) Limited decide to proceed with implementation, it is anticipated that the Sterling Proposals will be implemented and take effect on or about 1 July 2002 (subject to further extension). The holders of the Sterling Preferred Securities will be notified as soon as practicable, of such determination whether or not they will proceed with the implementation of the Sterling Proposals;

- If as at 5.00 pm (London time) on 7 June 2002, the Euro Proposals have not received the consent of holders of at least two-thirds of the outstanding Euro Preferred Securities, Halifax Group plc will actively consider all its

options in order to achieve the strategy set out in the Euro Memorandum including the option described in the Euro Memorandum to move the existing assets of Halifax Group plc to other companies within the HBOS plc group and replace such assets with intercompany loans to provide the cash flows to service Halifax Group plc's remaining debt obligations.

For further information, please contact Michael Saron or Andrew Karsh at the Solicitation Agent, Credit Suisse First Boston (Europe) Limited (tel: +44 (0) 20 7883 5423/6748; email: michael.saron@csfb.com or andrew.karsh@csfb.com).

This announcement is approved for issue in the United Kingdom solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Credit Suisse First Boston (Europe) Limited of One Cabot Square, London, E14 4QJ ("CSFB"). CSFB is acting for the Issuers, Halifax Group plc and HBOS and no one else in connection with the proposals and will not be responsible to any other person for providing the protections afforded to clients of CSFB, or for providing advice in relation to the proposals. The Sterling Preferred Securities and the Euro Preferred Securities and the guarantee to be given by HBOS have not be registered under the United States Securities Act of 1933 (the "Act"), and the Issuers have no intention of so registering them. Offers and sales of the securities may not be made in the United States or to United States Persons (as defined in Regulation S under the Act) except pursuant to an effective registration statement under the Act or an exemption from the requirements thereof.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - CeNeS Pharmaceutical
Released	10:36 21 May 2002
Number	1928W

RNS Number:1928W
HBOS PLC
21 May 2002

Date of Disclosure 21/05/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 20/05/02

Dealing in CENES PHARMACEUTICALS PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP0.10

2) Amount bought / Amount sold / Price per unit

Amount bought	Amount sold	Price per unit
	100,000	£0.08

3) Resultant total of the same class owned or controlled (and percentage of class) 3,360,262 (1.97%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation EQUITABLE LIFE ASSURANCE SOCIETY

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1229 KYRIACOS MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all

reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - United Utilities PLC
Released	11:19 22 May 2002
Number	2624W

RNS Number:2624W
HBOS PLC
22 May 2002

Date of Disclosure 22/05/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 21/05/02

Dealing in UNITED UTILITIES PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 1

2) Amount bought Amount sold Price per unit

50,000 £6.61

3) Resultant total of the same class owned or controlled
(and percentage of class) 22,345,686 (4.02%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation

HALIFAX INVESTMENT FUND MANAGEMENT

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1229 KYRIACOS MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruises
Released	13:24 23 May 2002
Number	3286W

RNS Number:3286W
HBOS PLC
23 May 2002

Date of Disclosure 23/05/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 22/05/02

Dealing in P&O PRINCESS CRUISES (name of company)

1) Class of securities (eg ordinary shares) ORDINARY USD 0.50

2)

Amount bought	Amount sold	Price per unit
	20,331	£4.5913

3) Resultant total of the same class owned or controlled
(and percentage of class) 6,995,828 (1.01%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation EQUITABLE LIFE ASSURANCE SOCIETY

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) DONNA FRANKS

Telephone and extension number 0207 321 1229 KYRIACOS MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all

reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruises
Released	13:28 23 May 2002
Number	3288W

RNS Number:3288W
HBOS PLC
23 May 2002

Date of Disclosure 23/05/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 30/04/02

Dealing in P&O PRINCESS CRUISES (name of company)

1) Class of securities (eg ordinary shares) ORDINARY USD 0.5

2) Amount bought	Amount sold	Price per unit
	346	£4.62

3) Resultant total of the same class owned or controlled
(and percentage of class) 7,015,693 (1.01%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation EQUITABLE LIFE ASSURANCE SOCIETY

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) DONNA FRANKS

Telephone and extension number 0207 321 1229 - KYRIACOS MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Group
Released	13:30 23 May 2002
Number	3321W

RNS Number:3321W
HBOS PLC
23 May 2002

Date of Disclosure 23/05/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 22/05/02

Dealing in NATIONAL GRID GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought	Amount sold	Price per unit
	9,468	£5.0875
	50,760	£5.0875

3) Resultant total of the same class owned or controlled
(and percentage of class) 35,109,437 (1.98%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation

CLERICAL MEDICAL INVESTMENT GROUP LTD
EQUITABLE LIFE ASSURANCE SOCIETY

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) DONNA FRANKS

Telephone and extension number 0207 321 1229 KYRIACOS MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also

identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Lattice Group PLC
Released	13:38 23 May 2002
Number	3290W

RNS Number:3290W
HBOS PLC
23 May 2002

Date of Disclosure 23/05/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 22/05/02

Dealing in LATTICE GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2)

Amount bought	Amount sold	Price per unit
	49,348	£1.8525
	100,154	£1.8525

3) Resultant total of the same class owned or controlled
(and percentage of class) 75,200,566 (2.13%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation

CLERICAL MEDICAL INVESTMENT GROUP LTD
EQUITABLE LIFE ASSURANCE SOCIETY

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) DONNA FRANKS

Telephone and extension number 0207 321 1229 KYRIACOS MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also

identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Group
Released	12:00 24 May 2002
Number	3942W

RNS Number:3942W
HBOS PLC
24 May 2002

Date of Disclosure 24/05/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 21/05/02

Dealing in NATIONAL GRID GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought	Amount sold	Price per unit
	979	£5.09

3) Resultant total of the same class owned or controlled
(and percentage of class) 35,108,458 (1.98%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation EQUITABLE LIFE ASSURANCE SOCIETY

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) MARK GREENWOOD

Telephone and extension number 0207 321 1229 KYRIACOS MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Lattice Group Plc
Released	12:06 24 May 2002
Number	3951W

RNS Number:3951W
HBOS PLC
24 May 2002

Date of Disclosure 24/05/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 23/05/02

Dealing in LATTICE GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought	Amount sold	Price per unit
	17,500	£1.8350
	547,106	£1.8263

3) Resultant total of the same class owned or controlled
(and percentage of class) 74,633,271 (2.12%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation CLERICAL MEDICAL INVESTMENT GROUP
EQUITABLE LIFE ASSURANCE SOCIETY

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) MARK GREENWOOD

Telephone and extension number 0207 321 1229 - KYRIACOS MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on

instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Lattice Group Plc
Released	12:09 24 May 2002
Number	3948W

RNS Number:3948W
HBOS PLC
24 May 2002

Date of Disclosure 24/05/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 21/05/02

Dealing in LATTICE GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2)

Amount bought	Amount sold	Price per unit
	2,689	£1.8375

3) Resultant total of the same class owned or controlled
(and percentage of class) 75,197,877 (2.13%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation EQUITABLE LIFE ASSURANCE SOCIETY

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) MARK GREENWOOD

Telephone and extension number 0207 321 1229 - KYRIACOS MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Group
Released	12:11 24 May 2002
Number	3945W

RNS Number:3945W
HBOS PLC
24 May 2002

Date of Disclosure 24/05/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 23/05/02

Dealing in NATIONAL GRID GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought	Amount sold	Price per unit
	293,455	£5.0375

3) Resultant total of the same class owned or controlled
(and percentage of class) 34,815,003 (1.96%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation EQUITABLE LIFE ASSURANCE SOCIETY

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) MARK GREENWOOD

Telephone and extension number 0207 321 1229 - KYRIACOS MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Britannic Group Plc
Released	12:14 24 May 2002
Number	3956W

RNS Number:3956W
HBOS PLC
24 May 2002

Date of Disclosure 24/05/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 23/05/02

Dealing in BRITANNIC GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.05

2) Amount bought	Amount sold	Price per unit
	104,271	£7.15

3) Resultant total of the same class owned or controlled
(and percentage of class) 8,001,423 (4.07%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation EQUITABLE LIFE ASSURANCE SOCIETY

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) MARK GREENWOOD

Telephone and extension number 0207 321 1229 - KYRIACOS MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

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Company	House Of Fraser PLC
TIDM	HOF
Headline	Holding(s) in Company
Released	17:48 24 May 2002
Number	4271W

RNS Number:4271W
House Of Fraser PLC
24 May 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

HOUSE OF FRASER PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LIST BELOW

5) Number of shares/amount of stock acquired.

-

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

432,176

8) (0.19%) of issued Class

9) Class of security

ORDINARY 20p SHARES

10) Date of transaction

22/5/02

11) Date company informed

24/5/02

12) Total holding following this notification

8,854,494

13) Total percentage holding of issued class following this notification

3.82

14) Any additional information

NONE

15) Name of contact and telephone number for queries

RINA KHIALANI
020 7963 2523

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ..24 MAY 2002..........

HBOS PLC

1.	HSBC Global Nominees (UK) Ltd A/c 823575	111,848
2.	HSBC Global Nominees (UK) Ltd A/c 823721	1,030,230
3.	HSBC Global Nominees (UK) Ltd A/c 823587	1,721,422
4.	HSBC Global Nominees (UK) Ltd A/c 823733	129,324
5.	CMI UK Tracker Fund	11,670
6.	Chase Nominees Ltd A/c CMIGMAIN	5,850,000
	TOTAL	8,854,494

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Lattice Group PLC
Released	12:04 27 May 2002
Number	4492W

RNS Number:4492W
HBOS PLC
27 May 2002

Date of Disclosure 27/05/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 24/05/02

Dealing in LATTICE GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.01

2) Amount bought	Amount sold	Price per unit
	150,293	£1.8375

3) Resultant total of the same class owned or controlled (and percentage of class) 74,482,978 (2.11%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation CLERICAL MEDICAL INVESTMENT GROUP

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) TIM HARRISON

Telephone and extension number 0207 321 1229 KYRIACOS MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruises
Released	12:08 27 May 2002
Number	4518W

RNS Number:4518W
HBOS PLC
27 May 2002

Date of Disclosure 27/05/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 24/05/02

Dealing in P&O PRINCESS CRUISES (name of company)

1) Class of securities (eg ordinary shares) ORDINARY USD 0.50

2) Amount bought	Amount sold	Price per unit
675,000		£4.4950

3) Resultant total of the same class owned or controlled
(and percentage of class) 7,017,487 (1.01%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation
CLERICAL MEDICAL INVESTMENT GROUP

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) TIM HARRISON

Telephone and extension number 0207 321 1229 - KYRIACOS MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

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Company	British Airways PLC
TIDM	BAY
Headline	Holding(s) in Company
Released	08:54 28 May 2002
Number	4941W

RNS Number:4941W
British Airways PLC
27 May 2002

Letter to RNS

British Airways Plc has received today the attached disclosure of share interests pursuant to S198 of the Companies Act, being share interests under the management of HBOS plc on behalf of its clients.

Letter from British Airways Plc

Letter to British Airways Plc
24th May 2002

On behalf of HBOS Plc

Pursuant to Section 198 of the Companies Act 1985, Section 198, as amended, on behalf of HBOS plc, we give notice that HBOS plc and its subsidiaries have a material and non-material interest in the shares of your company as follows:-

Sedol	No of Shares	Security class	Fund - Registered Holder	
0129057	1,403,558.00	Ordinary 25p	100	Chase Nominee
0129057	656,837.00	Ordinary 25p	115	Chase Nominee
0129057	33,307.00	Ordinary 25p	125	Chase Nominee
0129057	42,115.00	Ordinary 25p	126	Chase Nominee
0129057	146,132.00	Ordinary 25p	129	Chase Nominee
0129057	594,249.00	Ordinary 25p	144	Chase Nominee
0129057	1,127,738.00	Ordinary 25p	160	Chase Nominee
0129057	56,636.00	Ordinary 25p	168	Chase Nominee
0129057	236,759.00	Ordinary 25p	169	Chase Nominee
0129057	35,790.00	Ordinary 25p	170	Chase Nominee
0129057	59,512.00	Ordinary 25p	173	Chase Nominee
0129057	59,338.00	Ordinary 25p	175	Chase Nominee
0129057	243,741.00	Ordinary 25p	176	Chase Nominee
0129057	116,910.00	Ordinary 25p	179	Chase Nominee
0129057	82,053.00	Ordinary 25p	180	Chase Nominee
0129057	348,190.00	Ordinary 25p	183	Chase Nominee
0129057	4,953.00	Ordinary 25p	187	Chase Nominee
0129057	49,057,00	Ordinary 25p	188	Chase Nominee
0129057	13,304.00	Ordinary 25p	190	Chase Nominee
0129057	53,275.00	Ordinary 25p	193	Chase Nominee
0129057	315,387.00	Ordinary 25p	195	Chase Nominee
0129057	2,555.00	Ordinary 25p	197	Chase Nominee
0129057	32,902.00	Ordinary 25p	198	Chase Nominee
0129057	639,015,00	Ordinary 25p	200	Chase Nominee
0129057	418,227.00	Ordinary 25p	201	Chase Nominee
0129057	71,945.00	Ordinary 25p	209	Chase Nominee

0129057	435,150.00	Ordinary 25p	210	Chase Nominee
0129057	794,481.00	Ordinary 25p	211	Chase Nominee
0129057	1,595,998.00	Ordinary 25p	212	Chase Nominee
0129057	8,099.00	Ordinary 25p	213	Chase Nominee
0129058	184,214.00	Ordinary 25p	214	Chase Nominee
0129059	1,149,791.00	Ordinary 25p	1105	Chase Nominee
0129060	2,741,115.00	Ordinary 25p	2304	Chase Nominee
0129061	2,374,893.00	Ordinary 25p	2314	Chase Nominee
0129062	2,142,116.00	Ordinary 25p	E	Equitable Lif
0129063	1,478,260.00	Ordinary 25p	EPASS	Equitable Lif
0129064	1,075,000.00	Ordinary 25p	EQINC	Equitable Lif
0129065	400,000.00	Ordinary 25p	EQINT	Equitable Lif
0129066	205,513.00	Ordinary 25p	EQITR	Equitable Lif
0129067	2,395,161.00	Ordinary 25p	EQPEL	Equitable Lif
0129068	230,000.00	Ordinary 25p	EQSTR	Equitable Lif
0129069	3,500.00	Ordinary 25p	FE1D	State Street
0129070	1,600.00	Ordinary 25p	FE1E	State Street
0129071	24,718.00	Ordinary 25p	FE1F	State Street
0129072	29,180.00	Ordinary 25p	FE3D	State Street
0129073	228,250.00	Ordinary 25p	GROW00	CMI Int'l Grc
0129074	464,366.00	Ordinary 25p	HLBA	Morgan Nomine
0129075	33,273.00	Ordinary 25p	HLFO	Morgan Nomine
0129076	24,192.00	Ordinary 25p	HPBA	Morgan Nomine
0129077	19,111.00	Ordinary 25p	HPFO	Morgan Nomine
0129078	402,861.00	Ordinary 25p	HTUT	Morgan Nomine
0129079	591,143.00	Ordinary 25p	HUAC	Morgan Nomine
0129080	456,400.00	Ordinary 25p	HXBT	Morgan Nomine
0129081	574,459.00	Ordinary 25p	HXLFE	Morgan Nomine
0129082	26,536.00	Ordinary 25p	HXPEN	Morgan Nomine
0129083	189,000.00	Ordinary 25p	JRA GAM EXEMPT MANAGED	HSBC Global N
0129084	365,000.00	Ordinary 25p	JRA GAM NET MANAGED	HSBC Global N
0129085	2,050,420.00	Ordinary 25p	JRA SGAM EXEMPT MANAGED	HSBC Global N
0129086	3,234,010.00	Ordinary 25p	JRA SGAM NET MANAGED FUND	HSBC Global N
0129087	614,000.00	Ordinary 25p	JRIA GAM MANAGED FUND	HSBC Global N
0129088	90,000.00	Ordinary 25p	JRIA GAM US MANAGED FUND	HSBC Global N
0129089	848,000.00	Ordinary 25p	JRIA SGAM MANAGED FUND	HSBC Global N
0129090	175,000,00	Ordinary 25p	MDIST	Chase Nominee
0129091	770.00	Ordinary 25p	PA0215	Pershing Keen
0129092	5,301.00	Ordinary 25p	PA0267	Pershing Keen
0129093	700.00	Ordinary 25p	PP0901	Pershing Keen
0129094	483.00	Ordinary 25p	PP2024	Pershing Keen
0129095	3,000.00	Ordinary 25p	PP2065	Pershing Keen
0129096	926.00	Ordinary 25p	PP2326	Pershing Keen
0129097	1,000.00	Ordinary 25p	PP2373	Pershing Keen
0129098	1,697.00	Ordinary 25p	PP2675	Pershing Keen
0129099	59,000.00	Ordinary 25p	RISE00	CMI Int'l Fun
0129100	200,000.00	Ordinary 25p	SJP EQUITY INCOME UT	Bank of New Y
0129101	248,000	Ordinary 25p	SJP RECOVERY UNIT TRUST	Bank of New Y
0129102	15,367	Ordinary 25p	SJP TRACKER UNIT TRUST	Bank of New Y
0129103	31,000	Ordinary 25p	TRACK	Chase Nominee
0129104	204,770	Ordinary 25p	UKEQ00	CMI UK Equity
0129105	456,658	Ordinary 25p	UKGTH	Chase Nominee
0129106	20,351	Ordinary 25p	UKOVE	Chase Nominee
0129107	37,960	Ordinary 25p	UKTRAO	CMI UK Tracke
0129108	30,121,835	Ordinary 25p	WPUKEQ	Chase Nominee

HBOS plc's material and non-material interest is now 65,907,113 which is 6.09% of the shares in issue.

From: Clerical Medical Investment Management
Part of the HBOS Group

Letter to RNS
Dated 27 May

British Airways Plc has received today the disclosure of share interests (schedule shown below) pursuant to S198 of the Companies Act, being share interests under the management of JP Morgan Securities on behalf of its clients.

From British Airways

Schedule

Letter To: British Airways

BRITISH AIRWAYS
S198 COMPANIES ACT 1985 INTEREST IN SHARES

J.P. Morgan Securities Ltd, on behalf of J.P. Morgan Investment Management Inc hereby notifies you that it has a notifiable interest in the share capital of your company.

From: JP MORGAN

Schedule

J.P. Morgan Investment Management Inc

BRITISH AIRWAYS ADR (10P ORD)

Registered Holder

J.P. Morgan Investment Management Inc	9,200

BRITISH AIRWAYS ORD 10P

Registered Holder

J.P. Morgan Investment Management Inc	48,914,506
TOTAL INTEREST 4.51%	48,923,706

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Senior PLC
TIDM	SNR
Headline	Holding(s) in Company
Released	12:14 28 May 2002
Number	5155W

RNS Number:5155W
Senior PLC
28 May 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

SENIOR PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

-

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

-

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES OF 10P EACH

10) Date of transaction

-

11) Date company informed

28 MAY 2002

12) Total holding following this notification

12,361,671

13) Total percentage holding of issued class following this notification

4.02%

14) Any additional information

15) Name of contact and telephone number for queries

L GRANT
01923 714712

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ...28 MAY 2002.....

Letter to: Senior Plc

Letter dated: 27th May 2002

Pursuant to Section 198 of the Companies Act 1985.

Pursuant to Section 198 of the Companies Act 1985, Section 198, as amended, on behalf of HBOS Plc, we give notice that HBOS plc and its subsidiaries have a material and non-material interest in the shares of your company as follows:

Sedol	No of Shares	Security class	Fund - Registered Holder	
0795823	3,400,000	Ordinary GBP 0.1	EQPEL	Equit
0795823	629,999	Ordinary GBP 0.1	EQSCO	Equit
0795823	104,000	Ordinary GBP 0.1	EQSTR	Equit
0795823	16,295	Ordinary GBP 0.1	FE1F	State
0795823	4,943,887	Ordinary GBP 0.1	HUIN	Morga
0795823	2,421,100	Ordinary GBP 0.1	SJP Equity Income Trust	Bank
0795823	6,389	Ordinary GBP 0.1	SJP Tracker Unit Trust	Bank
0795823	840,001	Ordinary GBP 0.1	UKSML	Chase

HBOS Plc's material and non-material interest is now 12,361,671 which is 4.02% of the shares in issue.

Letter from: Clerical Medical Investment Management Limited

This information is provided by RNS
The company news service from the London Stock Exchange

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Doc re. Share Dividend Plan
Released	15:45 28 May 2002
Number	5411W

HBOS plc 28 May 2002

Share Dividend Plan Circular

A copy of the above document has been submitted to the UK Listing Authority and is available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. No. 020 7676 1000

END

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Group
Released	10:38 29 May 2002
Number	5769W

RNS Number:5769W
HBOS PLC
29 May 2002

Date of Disclosure 29/05/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 28/05/02

Dealing in NATIONAL GRID GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought / Amount sold / Price per unit

Amount bought	Amount sold	Price per unit
6,000		£5.0280

3) Resultant total of the same class owned or controlled (and percentage of class) 34,821,003 (1.96%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation

CLERICAL MEDICAL INVESTMENT FUND MANAGERS LTD

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) TIM HARRISON

Telephone and extension number 0207 321 1229 KYRIACOS MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

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Full Text Announcement

Company	Great Portland Estates PLC
TIDM	GPOR
Headline	Holding(s) in Company
Released	15:18 29 May 2002
Number	5898W

RNS Number:5898W
Great Portland Estates PLC
29 May 2002

LETTER TO: RNS

I have today received notification that HBOS hold 20,337,135 ordinary shares of 50p each in this Company representing 10.01% of the issued share capital of the Company.

A copy of their notice is below.

LETTER FROM: DESNA MARTIN
COMPANY SECRETARY
GREAT PORTLAND ESTATES PLC

LETTER TO: GREAT PORTLAND ESTATES PLC

DATED 27th MAY 2002

Pursuant to Section 198 of the Companies Act 1985, Section 198, as amended, on behalf of HBOS plc, we give notice that HBOS plc and its subsidiaries have both a material and non-material interest in the shares of your company as follows:

Sedol	No of Shares	Security class	Fund	Registered Holder
0962951	438,153.00	Ordinary GBP 0.5	115	Chase Nominees Ltd a/c 115
0962951	136,359.00	Ordinary GBP 0.5	129	Chase Nominees Ltd a/c 129
0962951	594,622.00	Ordinary GBP 0.5	144	Chase Nominees Ltd a/c 144
0962951	236,135.00	Ordinary GBP 0.5	169	Chase Nominees Ltd a/c 169
0962951	35,698.00	Ordinary GBP 0.5	170	Chase Nominees Ltd a/c 170
0962951	45,700.00	Ordinary GBP 0.5	171	Chase Nominees Ltd a/c 171
0962951	59,394.00	Ordinary GBP 0.5	173	Chase Nominees Ltd a/c 173
0962951	228,863.00	Ordinary GBP 0.5	176	Chase Nominees Ltd a/c 176
0962951	108,518.00	Ordinary GBP 0.5	179	Chase Nominees Ltd a/c 179
0962951	81,395.00	Ordinary GBP 0.5	180	Chase Nominees Ltd a/c 180
0962951	82,759.00	Ordinary GBP 0.5	187	Chase Nominees Ltd a/c 187
0962951	48,512.00	Ordinary GBP 0.5	188	Chase Nominees Ltd a/c 188
0962951	315,101.00	Ordinary GBP 0.5	195	Chase Nominees Ltd a/c 195
0962951	40,675.00	Ordinary GBP 0.5	197	Chase Nominees Ltd a/c 197
0962951	738,398.00	Ordinary GBP 0.5	211	Chase Nominees Ltd a/c 211
0962951	131,067.00	Ordinary GBP 0.5	213	Chase Nominees Ltd a/c 213
0962951	3,000.00	Ordinary GBP 0.5	AD0009	Pershing Keen Nominees
0962951	7,650.00	Ordinary GBP 0.5	AD0061	Pershing Keen Nominees
0962951	105,846.00	Ordinary GBP 0.5	B10000S	State Street Nominees
0962951	2,279,400.00	Ordinary GBP 0.5	EHIGH	Chase Nominees Ltd A/C T19795
0962951	310,582.00	Ordinary GBP 0.5	EPASS	Equitable Life Assurance Society
0962951	400,000.00	Ordinary GBP 0.5	EQINC	Equitable Life Assurance Society
0962951	300,000.00	Ordinary GBP 0.5	EQSPE	Equitable Life Assurance Society
0962951	49,000.00	Ordinary GBP 0.5	EQSTR	Equitable Life Assurance Society

0962951	1,915.00	Ordinary GBP 0.5	FE1F	State Street Nominees
0962951	750,000.00	Ordinary GBP 0.5	HUIN	Morgan Nominees
0962951	3,300,000.00	Ordinary GBP 0.5	JRA SJP EXEMPT MANAGED FD	HSBC Global Nominees (UK) Ltd A/C 823629
0962951	4,800,000.00	Ordinary GBP 0.5	JRA SJP NET MANAGED FUND	HSBC Global Nominees (UK) Ltd A/C 872859
0962951	104,400.00	Ordinary GBP 0.5	MDIST	Chase Nominees Ltd A/C T19793
0962951	3,600.00	Ordinary GBP 0.5	PAO525	Pershing Keen Nominees
0962951	8,700.00	Ordinary GBP 0.5	PP072	Pershing Keen Nominees
0962951	520,000.00	Ordinary GBP 0.5	SJP RECOVERY UNIT TRUST	Bank of New York Nominees Ltd A/C 683003
0962951	3,743.00	Ordinary GBP 0.5	SJP TRACKER UNIT TRUST	Bank of New York Nominees Ltd A/C 683013
0962951	4,000,000.00	Ordinary GBP 0.5	SJP UK & GEN PROG UT	Bank of New York Nominees Ltd A/C 683005
0962951	17,000.00	Ordinary GBP 0.5	TRACK	Chase Nominees Ltd A/C T22618
0962951	42,000.00	Ordinary GBP 0.5	U	Equitable Life Assurance Society
0962951	8,920.00	Ordinary GBP 0.5	UKTRAO	CMI UK Tracker Fund

HBOS plc's material and non material interest is now 20,337,135 which is 10.02% of the shares in issue.

This matter is being dealt with by Kyriacos Meraklis - Tel: 020 7321 1229

LETTER FROM: CLERICAL MEDICAL INVESTMENT MANAGEMENT LIMITED

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Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	12:26 30 May 2002
Number	6564W

HBOS PLC

34,065,907 Ordinary 25p shares have been issued pursuant to the above-named Company's final dividend for the period ended 31 December 2001.

Accordingly, application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. The Shares rank pari passu with the existing issued shares of the Company. Dealings are expected to commence on 31 May 2002.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:32 30 May 2002
Number	6792W

1) Name of Company:

HBOS plc

2) Name of Director:

James Crosby
Brian Ivory
John Maclean
George Mitchell
Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

the share disposed of were transferred in terms of the Rules of the Scheme to the beneficiary of a member of staff who died.

7) Number of shares acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 727

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: N/A

13) Date of transaction: 29th May 2002

14) Date company informed: 29th May 2002

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

9,947,703 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.26%

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Brake Bros PLC
Released	11:20 31 May 2002
Number	7125W

RNS Number:7125W
HBOS PLC
31 May 2002

Date of Disclosure 31/05/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 30/05/02

Dealing in BRAKE BROTHERS PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought	Amount sold	Price per unit
9,000		£7.8679

3) Resultant total of the same class owned or controlled
(and percentage of class) 1,506,482 (2.87%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation

EQUITABLE LIFE ASSURANCE SOCIETY

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) TIM HARRISON

Telephone and extension number 0207 321 1229 KYRIACOS MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on

instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	17:01 31 May 2002
Number	7565W

1) Name of Company:

HBOS plc

2) Name of Director:

Anthony John Hobson

3) Is holding in own name/wife's name or non-beneficial:

spouse

4) Name of registered holder:

Mrs Ingrid Marian Hobson

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

spouse

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

purchase

7) Number of shares acquired:

1,000

8) Percentage of issued class: de minimis

9) Number of shares disposed: N/A

10) Percentage of issued class: N/A

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 809.73p

13) Date of transaction: 30th May 2002

14) Date company informed: 31st May 2002

15) Total holding following this notification:

2,000 ordinary shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification:

de minimis

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	17:04 31 May 2002
Number	7569W

1) Name of Company:

HBOS plc

2) Name of Director:

Michael Henry Ellis

3) Is holding in own name/wife's name or non-beneficial:

(a) own name (b) spouse

4) Name of registered holder:

(a) Michael Henry Ellis (b) Mrs Jeanette Ellis

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

(a) Director (b) spouse

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

Shares allotted under an election to participate in the HBOS plc Share Dividend Plan, in respect of the final dividend for the year to 31st December 2001.

7) Number of shares acquired:

(a) 892 (b) 38

8) Percentage of issued class: de minimis

9) Number of shares disposed: N/A

10) Percentage of issued class: N/A

11) Class of security: Ordinary Shares of 25p each

12) Price per share: (a) and (b) 755.4p

13) Date of transaction: (a) and (b) 31st May 2002

14) Date company informed: (a) and (b) 31st May 2002

15) Total holding following this notification:

69,571

16) Total percentage holding of issued class of such Shares following this

notification:

de minimis

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88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15 05 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	4,478		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£8·04		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 4,478
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 29/5/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	05	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	4,344		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£7·98		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: ANDREW IAN JAMES McGLASHEN	ORDINARY	4,344
Address: 15 BILLINGTON GARDENS, HEDGE END, SOUTHAMPTON HANTS		
UK postcode: SO30 2AX		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 29/5/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	05	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	138		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.62		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED	ORDINARY	61
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	ORDINARY	77
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY SECRETARY Date 29/5/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

HBOS PLC
Early Leaver Closure Schedule

Shares to Individual	**15th May 2002**
Miss Sarah Dobson 97 Wedgewood Drive Church Langley HARLOW Essex CM17 9PY	**28**
Mrs Laura Orange 208 Favell Drive Furzton MILTON KEYNES MK4 1AU	**14**
Mrs Annette Doreen Richards 10 Athelstan Grove WOLVERHAMPTON WV6 7NL	**35**
	77

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	05	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	3,879	2,003	471
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5.37	£5.7779

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (*if shares were allotted on one date enter that date in the "from" box*)	16	05	2002			

Class of shares (*ordinary or preference etc*)	ORDINARY		
Number allotted	1,767		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share (*including any share premium*)	£5.7879		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 2,452
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 5,668
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 29/5/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HBOS PLC
Early Leaver Closure Schedule

Shares to Individual **15th May 2002**

Mrs Angela Dawson-Marsh 7 Beauclerk Green Winchfield HOOK Hants RG27 8BF	**116**
Miss Sarah Dobson 97 Wedgewood Drive Church Langley HARLOW Essex CM17 9PY	**570**
Mr Richard Herbert Mull House Spring Lane Alderton TOWCESTER Northants NN12 7LW	**1248**
Mr Richard James John Langford 2 Tavistock Close Woburn Sands MILTON KEYNES MK17 8UY	**47**
Mrs Laura Orange 208 Favell Drive Furzton MILTON KEYNES MK4 1AU	**60**
Mr Michael John Philps 6 Haggs Meadow Lyppard Habington WORCESTER WR4 0RY	**1187**
Mrs Annette Doreen Richards 10 Athelstan Grove WOLVERHAMPTON WV6 7NL	**237**

Melanie Roberts **13 Weaver Road** **ELLESMERE PORT** **Merseyside** **CH65 9DE**	**192**
Melanie Roberts **13 Weaver Road** **ELLESMERE PORT** **Merseyside** **CH65 9DE**	70
Melanie Roberts **13 Weaver Road** **ELLESMERE PORT** **Merseyside** **CH65 9DE**	**156**
Mr Martin Roby 15 Heronpark Way Spital WIRRAL Merseyside CH63 9FN	**1548**
Mrs Alison Christine Scully 11 Blackmore Gate Buckland Road AYLESBURY Bucks HP22 5JT	**237**
	5668

Sean Roberts is the executor of Melanie Roberts

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16 05 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1,442	263	220
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.5947	£5.70	£4.7253

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	05	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	3,225	345	1,672
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£1.636	£2.07864	£2.1893

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 7,167
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 29/5/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Pnum	Title	Full Name	Ni Number	Address				Postcode	Price 163.6	Price 207.864	Price 218.93	Price 428.27	Price 459.47	Price 570.00	Price 472.53	Total Units
331767	Mr	Iain David Anderson	YX762969A	32 Fairways	Melrose	Roxburghshire		TD6 9HL	0	345	0	0	168	263	220	996
419427	Miss	Jean Campbell Shearer	WL047667D	82 The Rookery	Deepcar	Sheffield		S36 2NA	528	0	0	0	0	0	0	528
460478	Mrs	Sandra Elizabeth Lamb	NE776398A	21 Nevis Crescent	Alloa	Clackmannanshire		FK10 2BL	0	0	352	0	0	0	0	352
484024	Mrs	Avril Mary Mckay	NH946946A	Farrbay	10 Juniper Drive	Thurso	Caithness	KW14 7QS	476	0	0	0	0	0	0	476
511420	Mrs	Diane Combe	NR294679A	11 Harmony Walk	Bonnyrigg			EH19 3NU	793	0	0	0	0	0	0	793
525243	Mrs	Veronica Sheena McCartney	NP744530D	67 Recreation Way	Kemsley	Sittingbourne		ME10 2TG	0	0	0	0	179	0	0	179
559016	Mrs	Michelle Kittridge	NH494808A	9 Burntbroom Gardens	Garrowhill	Bailleston	Glasgow	G69 7NB	476	0	0	0	0	0	0	476
568767	Miss	Susan Elizabeth Downie	NA494898A	7 Croy Avenue	Newton Mearns	Glasgow		G77 5SG	476	0	0	0	0	0	0	476
613622	Mrs	Lorna O'Donnell	NW164819A	19 Ashkirk Place	Dundee			DD4 0TN	0	0	176	0	0	0	0	176
614165	Mrs	Kathleen Sarah Wales	NX595768B	12 Bleachfield	Bonnington Mills	Edinburgh		EH6 5TE	0	0	176	0	0	0	0	176
643580	Mrs	Louise Averil Nimmo	NY722510A	98a Townhill Road	Dunfermline	Fife		KY12 0BN	0	0	0	0	107	0	0	107
672432	Mrs	Lisa Lorraine McPhail	NZ885490D	15 Porthenderson	Gairloch	Ross-Shire		IV21 2AS	0	0	352	0	272	0	0	624
673315	Mrs	Gillian Ann Heron	NB108826B	41 Denoon Terrace	Dundee			DD2 2EB	0	0	0	0	71	0	0	71
694932	Mrs	Michelle Scott	JB174475D	Braemore	Garth	South Ronaldsay	Orkney	KW17 2TJ	0	0	264	0	0	0	0	264
622028	Miss	Alison Jane Sanders	NW475429D	192 Saughall Massie Road	Upton	Wirral		CH49 4RL	0	0	0	0	107	0	0	107
639940	Mr	Alistair Shaun Hesketh	NS092763D	16 Badger Grove	Broxburn	West Lothian		EH52 5TG	0	0	0	0	179	0	0	179
902711	Mr	Stephen James Wright	NE703169A	32 Garth Drive	Chester			CH2 2AG	0	0	176	0	0	0	0	176
902766	Mrs	Laura Lesley Turner	NA274102B	2 Lumsdaine Drive	Dalgety Bay			KY11 9YU	476	0	0	0	0	0	0	476
902908	Mrs	Elaine Lavelle	NH508727C	16 The Copse	Calderstones	Liverpool		L18 3NH	0	0	176	0	0	0	0	176
904220	Miss	Hayley Jayne Wilson	JA728647D	23 Craithie Road	Vicars Cross	Chester		CH3 5JL	0	0	0	0	359	0	0	359
									3,225	345	1,672	0	1,442	263	220	7,167

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	16 05 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	692		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.98		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 692
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 29/5/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17	05	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	27,000		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.16		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: JAMES PAXTON MALCOLM	Class of shares allotted: ORDINARY	Number allotted: 27,000
Address: CRUACHAN, 12 GOSFORD ROAD, LONGNIDDRY EAST LOTHIAN		
UK postcode: EH32 OLF		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY SECRETARY Date 29/5/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	05	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	475	123	292
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5.37	£5.7779

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED Address: TRINITY ROAD HALIFAX WEST YORKSHIRE UK postcode: HX1 2RG	ORDINARY	101
Name: SEE ATTACHED SCHEDULE Address: UK postcode:	ORDINARY	789
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 29/5/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HBOS PLC
Early Leaver Closure Schedule

Shares to Individual	**22nd May 2002**
Mrs Catherine Linda Gange 8 Tarn Close Ashton in Makerfield WIGAN Lancs WN4 8BQ	**123**
Miss Jenny-Marie Lake 13 Hensworth Road ASHFORD Middx TW15 3NG	**475**
Miss Pauline Anne Toussaint 14 Victoria Street READING RG1 4NQ	**191**
	789

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	05	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	9,545		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.98		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL NOMINEES LIMITED	ORDINARY	9,545
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 29/5/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	05	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,332		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£8·15		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 1,332
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY SECRETARY Date 29/5/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	05	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	10,697		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.32		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: ALAN EDWARD BOTTOMLEY Address: 7 MOLLEY CLOSE MICKLE TRAFFORD CHESTER UK postcode: CH2 4QS	ORDINARY	10,697
Name: Address: UK postcode:		
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 29/5/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	29 / 05 / 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	10,861		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£8·15		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 10,861
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY SECRETARY Date 29/5/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	05	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	66,922		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.32		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULES	Class of shares allotted: ORDINARY	Number allotted: 66,922
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 1/5/02

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Employee No	Name	NHI No	Address				Postcode	No of shares allotted	Option price (p)	
902324	Andrew Hylton Manser	YS762421A	"Ayresome"	1 Hookwood Corner	Limpsfield	Surrey	RH8 0DL	7,500	583.50	
								8,000	535.33	
								15,500		**15,500**
902448	Peter Roy Oakes	YS843786C	10 Leamington Road	Congleton	Cheshire		CW12 4PF	15,500	583.50	
								20,000	551.50	
								12,422	610.00	
								47,922		**47,922**
	23rd April 2002								**Total**	**63,422**

Employee No	Name	NHI No	Address		Postcode	No of shares allotted	Option price (p)	
358495	Mrs Jean Elizabeth Rugg	YB880874C	49 Clerwood Gardens	Edinburgh	EH12 8PX	3,500	273.67	
						3,500		**3,500**

29th April 2002

Total Units **3,500**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	05	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	616		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£8·32		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 616
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY SECRETARY Date 1/5/05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	05	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	49,726		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.955		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 49,726
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 1/5/02

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STUART
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029.
DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01 / 05 / 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	3,756	2,269	1,611
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5.37	£5.7779

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	05	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2,008		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.7879		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED Address: TRINITY ROAD HALIFAX WEST YORKSHIRE UK postcode: HX1 2RG	ORDINARY	6,041
Name: SEE ATTACHED SCHEDULE Address: UK postcode:	ORDINARY	3,603
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY   Date 1/5/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number   DX exchange

HBOS PLC
Early Leaver Closure Schedule

Shares to Individual	**1st May 2002**
Mrs Rebecca Mary Beale 2 Feast Field Close Wollaston WELLINGBOROUGH Northants NN29 7QG	**120**
Mrs Rebecca Mary Beale 2 Feast Field Close Wollaston WELLINGBOROUGH Northants NN29 7QG	**196**
Mrs Sally A M Bhanderi 128 St Georges Drive WATFORD WD19 5HD	**1187**
Mrs Sarah Jane Bickley 67 Heron Way TORQUAY TQ2 7SU	**360**
Mrs Sarah Jane Bickley 67 Heron Way TORQUAY TQ2 7SU	**629**
Mrs Janet Lesley Brooks 17 Pinces Gardens St Thomas EXETER EX2 9EF	**149**
Mrs Janet Lesley Brooks 17 Pinces Gardens St Thomas EXETER EX2 9EF	**473**
Mrs Janene Louise Horsfall 48 Brighton Road Earley READING RG6 1PS	**179**

Miss Donna Louise Schofield 6 Lees Building HALIFAX West Yorkshire HX3 8EW	**95**
Miss Helen Jane Wakefield 3 Pilgrove Close CHELTENHAM Glos GL51 0QY	**120**
Miss Helen Jane Wakefield 3 Pilgrove Close CHELTENHAM Glos GL51 0QY	**95**
	3603

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS Plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01 / 05 / 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	75		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.62		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 61
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: MISS HELEN JANE WAKEFIELD	Class of shares allotted: ORDINARY	Number allotted: 14
Address: 3 PILGROVE CLOSE CHELTENHAM GLOUCESTER		
UK postcode: GL51 0QY		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 1/5/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08 / 05 / 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	119	33,277	
Nominal value of each share	£0·25	£0·25	
Amount (if any) paid or due on each share *(including any share premium)*	£5·62	£8·32	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED	ORDINARY	19
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	ORDINARY	50
Address:		
UK postcode:		
Name: HSDL NOMINEES LIMITED	ORDINARY	33,277
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] DEPUTY SECRETARY Date 9/5/02.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY - HBOS PLC
THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029.
DX number DX exchange

HBOS PLC
Early Leaver Closure Schedule

Shares to Individual	**8th May 2002**
Mr David Dalrymple Dorward 1 Kings Park LONGNIDDRY East Lothian EH32 0QL	**22**
Mrs Kathryn Haig 43 Chase Avenue Charlton Kings CHELTENHAM Glos GL52 6YU	**21**
Mrs Sharon Mona Parnell 1 Vansittart Drive EXMOUTH Devon EX8 5PD	**7**
	50

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08 / 05 / 2002	/ /

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	3,847	776.	3,253
Nominal value of each share	£0·25	£0·25	£0·25
Amount (if any) paid or due on each share *(including any share premium)*	£4·10	£5·37	£5·7879

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08 / 05 / 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	560		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.7779		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 5,493
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 2,943
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 9/5/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029.
DX number DX exchange

HBOS PLC
Early Leaver Closure Schedule

Shares to Individual **8th May 2002**

Mrs Karen Louise Barnes 27 Caraway Close CHARD Somerset TA20 1HP	**1248**
Mrs Karen Brown 22 Epsom Grove Bletchley MILTON KEYNES MK3 5NR	**120**
Mrs Kathryn Haig 43 Chase Avenue Charlton Kings CHELTENHAM Glos GL52 6YU	**120**
Mrs Kathryn Haig 43 Chase Avenue Charlton Kings CHELTENHAM Glos GL52 6YU	**118**
Mr Ian Linnen 65 Collins Road EXETER EX4 5DE	**599**
Mr Ian Linnen 65 Collins Road EXETER EX4 5DE	**482**
Mrs Sharon Mona Parnell 1 Vansittart Drive EXMOUTH Devon EX8 5PD	**78**
Mrs Sharon Mona Parnell 1 Vansittart Drive EXMOUTH Devon EX8 5PD	**60**

Mrs Judith C Treanor
38 St Peters Mount
EXETER
EX4 2JD

118

2943

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09	05	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	476	6,699	303
Nominal value of each share	£0·25	£0·25	£0·25
Amount (if any) paid or due on each share *(including any share premium)*	£1-636	£2-1893	£5·70

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09	05	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	207		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£4·7253		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 7,685
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 9/5/02

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Pnum	Title	Full Name	Ni Number	Address				Postcode	Price 163.6	Price 207.864	Price 218.93	Price 428.27	Price 459.47	Price 570.00	Price 472.53	Total Units
223255	Mr	David Lyle Young	YT487795C	Criagmore	St Andrew Street	Castle Douglas	Kirkcudbrightshire	D67 1EN	476	0	0	0	0	0	0	476
319309	Mr	Thomas Borthwick	YK791003C	26 Barnton Park Avenue	Edinburgh			EH4 6ES	0	0	264	0	0	0	0	264
328758	Mr	David William McSkimming	YZ876301B	25 Mayfield Close	Walton-On-Thames	Surrey		KT12 5PR	0	0	352	0	0	0	0	352
362379	Mr	David John Drummond	WE878502B	290 South Gyle Road	Edinburgh			EH12 9DU	0	0	1,322	0	0	0	0	1,322
493007	Mrs	Jacqueline Teresa Archer	NP375713B	28 Blakemore Drive	Sutton Coldfield			B75 7RN	0	0	881	0	0	0	0	881
673986	Miss	Karina Trudy McTeague	WM394893C	19 March Road	Edinburgh			EH4 3TA	0	0	2,646	0	0	0	0	2,646
675318	Mrs	Janet Seona Martin	WL172400D	Mealdarroch House	Bigbrae	Tarbert	Argyll	PA29 6UQ	0	0	0	0	0	131	110	241
676063	Mr	Rajesh Parbhaker	NS989358D	131 Meadowburn	Bishopbriggs	Glasgow		G64 3LU	0	0	1,234	0	0	0	0	1,234
712957	Mrs	Christine Anne Keane	WB868776C	110 Springfield Road	Linlithgow			EH49 7JW	0	0	0	0	0	172	97	269
									476	0	6,699	0	0	303	207	7,685

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS Plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	05	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	17,000		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.03		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: JOHN STEWART HUNTER	Class of shares allotted: ORDINARY	Number allotted: 17,000
Address: 27 QUEENS CRESCENT EDINBURGH		
UK postcode: EH9 2BA		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 14/5/02

A director / ~~secretary~~ / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31 / 05 / 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	2,688	575	254
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£5.37	£5.7779	£5.7879

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31	05	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	410		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£4·10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 1,120
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 2,807
Address: UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address: UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 10/6/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	
	GAIL STIVET
	HBOS PLC THE MOUND EDINBURGH
	EH1 1YZ Tel 0131 243 7029
	DX number DX exchange

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HBOS PLC
Early Leaver Closure Schedule

Shares to Individual	**29th May 2002**
Mrs Valerie Coleman 15 Western Hill Close Astwood Bank REDDITCH Worcs B96 6BY	**1502**
Mrs Suzanna Monica Edwards 151 Sundale Avenue SOUTH CROYDON Surrey CR2 8RX	**300**
Mr Jonathan David Hosking 104 Emmbrook Road WOKINGHAM Berks RG41 1JR RG41 1JR	**575**
Mr Jonathan David Hosking 104 Emmbrook Road WOKINGHAM Berks RG41 1JR RG41 1JR	**254**
Mrs Elizabeth Ann Oakley 6 Gorsedown Close Whitehill BORDON Hants GU35 9QH	**87**
Mrs Virginia Anne Stephens 31 Blossom Avenue Theale READING RG7 5AY	**89**
	2807

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31 05 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	228		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£5·62		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: MRS LISA LOUISA BACON	Class of shares allotted: ORDINARY	Number allotted: 228
Address: 14 VENY CRESCENT HORNCHURCH ESSEX		
UK postcode: RM12 6TJ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] DEPUTY SECRETARY **Date** 10/6/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31	05	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	300	185	153
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.2827	£4.5947	£5.70

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31	05	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	138		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.7253		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: MRS JULIE ANNE ZARAWA	Class of shares allotted: ORDINARY	Number allotted: 770
Address: MANOR FIELDS HOUSE HALL LANE HANKELOW CHESHIRE		
UK postcode: CW3 OBJ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed ______ DEPUTY SECRETARY Date 10/6/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31	05	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	52,196		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.20		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HBOS QUEST LIMITED (AS TRUSTEE OF THE HBOS QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST)	Class of shares allotted	Number allotted
Address THE MOUND EDINBURGH	ORDINARY	52,196
UK postcode EH1 1YZ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 10/6/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVET
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31	05	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	34,065,907		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.554		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED LIST	Class of shares allotted: ORDINARY	Number allotted: 34,065,907
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 10/6/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

LIST OF ADJUSTMENTS TO RETURN OF ALLOTMENT

HBOS plc
Scrip Dividend paid 31st May 2002

Name	Adjustments
Amount shown on end of Allotment List	**33,032,925**
Computershare Trustees Limited <KICKER> PO BOX 39, The Pavillions, Bridgwater Road, BRISTOL, BS99 7SF	9,021
1695 Trustees Limited The Mound, Edinburgh, EH10 1YZ	75,064
Halifax Nominees Limited, Trinity Road, Halifax, HX1 2RG	948,897
TOTAL SHARES ALLOTTED	**34,065,907**